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RECD S.E.C.
NOV 26 2002
1086

WRITER'S DIRECT LINE
202 682-7296

November 26, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Re: Greencore Group plc
<u>Commission File Number 82-4908</u>

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

MANAGEMENT CHANGES AT GREENCORE GROUP PLC ("GREENCORE")

Greencore today announces changes in the composition and roles of its group executive. The new group executive comes into effect today and comprises David Dilger (Chief Executive), Neil Chalk (Group Strategy and Development Director), Tony Hynes (Chief Operating Officer), Patrick Kennedy (Chief Financial Officer), Anne Truelove, Gerry Smith and Caroline Bergin (Group Company Secretary).

Anne Truelove becomes Chief Executive Greencore Chilled, responsible for the Group's UK and Continental European chilled convenience foods businesses. Gerry Smith becomes Chief Executive Greencore Ambient and Frozen, where his responsibilities now encompass all ambient and frozen businesses.

Tony Hynes in addition to his existing responsibility for Greencore's Ingredients and Agribusinesses will establish, lead and implement certain key processes in order to create best practice and to drive value across the entire Group.

Peter Woodall, an executive director of Greencore, is to take over as Managing Director of Greencore's pizza businesses. Over the past two years Peter led the integration and consolidation of the Group's convenience food businesses.

Commenting on the changes David Dilger said, " We have spent the last two years highly focused on integration and rationalisation following the acquisition of Hazlewood Foods. With this programme almost completed, the focus has now turned to the strategic development of group businesses. Our new group executive, with flatter reporting structures and shorter lines of communication, will drive our strategic development and growth agenda."

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

4th November 2002

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 30th OCTOBER 2002, THAT BANK OF IRELAND NOMINEES LIMITED ("BANK OF IRELAND") HAS A NOTIFIABLE INTEREST IN 31,064,148 (16.52%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE 30,455,408 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND, 183,350 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES AND 425,390 ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND, NORTRUST AND CITIBANK.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

31st October 2002

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS. C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 4th NOVEMBER 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 9,020,000 (4.80%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

5th NOVEMBER, 2002.